Alelo Inc.



ANNUAL REPORT

PO Box 454

Camarillo, CA 93010

(310) 804-1940

https://www.alelo.com/

This Annual Report is dated April 26, 2022.

BUSINESS

• Alelo Inc. (the "Issuer", the "Company", "we", "us" or "our") uses artificial intelligence to help people realize their potential, by helping them develop better communication and interpersonal skills. Alelo developed its technology originally to help military members quickly learn foreign languages and cultures, helping to reduce conflicts and even save lives. It now makes this technology available via the cloud to educational institutions and companies worldwide. Alelo offers subscriptions to its online products, and also creates custom AI simulations for its larger customers. Over 500,000 people in over 25 countries have used Alelo's AI simulations and technology platform. Alelo has a wholly-owned subsidiary, Alelo TLT, LLC, which provides services to the Federal government.

Previous Offerings

Name: FlashSeed Preferred Stock
Type of security sold: Equity
Final amount sold: $1,505,231.00
Number of Securities Sold: 2,398,889
Use of proceeds: Product development, marketing and company operations.
Date: January 31, 2018

Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $200,000.62
Number of Securities Sold: 289,856
Use of proceeds: Research & development, marketing and company operations.
Date: September 26, 2017
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $25,000.08
Number of Securities Sold: 36,232
Use of proceeds: Research & development, marketing and company operations.
Date: June 06, 2019
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

• Circumstances which led to the performance of financial statements:
The Company has generated revenues since the first year of its operation. Initially, these revenues came from development projects for the US Government, together with some licenses for off-the-shelf products. This business has provided revenues over the history of the Company but has low margins and revenues have been vulnerable to contracting delays, program funding cuts, and government shutdowns.
The Company had $468K in revenue in 2021, compared to $1,402K in 2020. This was due to a combination of lost revenue from major customers and adverse economic conditions due to COVID-19. As noted in last year's financial report, the Defense Human Resource Agency (DHRA) experienced a severe budget cut in Q4 or 2020. We worked with our DHRA client to establish a new contract in 2021. We were ultimately successful; however, it took a very long time to accomplish. We did not start receiving revenue from the new contract until November 2021. Our other major customer, Laureate International Universities, was liquidated in early 2021. Finally, adverse economic conditions due to COVID-19 caused caused many potential customers to postpone purchases.
2022 has proved to be a much better year so far. The Company has already earned more revenue to date than it did in all of 2021. The company is securing new customers and is converting its existing customers to recurring-revenue contracts. The Company is a Finalist in

the XPRIZE Rapid Reskilling Competition and the Learning Tools Competition, It has already received $150,000 in prize money, and is eligible to receive much more.

Cost of revenue

The cost of sales in 2021 was $155, compared to $523,847 in 2020. The cost of goods sold is low because most labor expenses were on cost-reimbursable government contracts.

Operating expenses was $2.167M in 2021 compared with $1.545M in 2020. A major portion of this increase was due to expenses involved in participating in the XPRIZE competition. XPRIZE prize winnings in 2022 have helped to defray these costs.

• Historical results and cash flows:

Company revenues come from two sources: custom course development and product subscriptions. Custom course development involves significant labor costs. Our cloud-based products in contrast have low labor costs and operating costs, and scale easily to large numbers of users; as the number of users increases the gross margin percentage from operations also increases. Therefore, as the proportion of company revenues from product subscriptions increases, the overall gross margin percentage and profitability tend to increase as well. Historically, the proportion of revenues from product revenues has been small, but investors should not expect that to be the case in the future, as demand for subscription products increases.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $26,844.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Bank of the West
Amount Owed: $55,029.00
Interest Rate: 5.6%
Maturity Date: March 01, 2022
As of December 31, 2020, the Company had an outstanding term loan to Bank of the West with a balance of $55,029. This bears interest of 5.6% per annum, and falls due on March. 1, 2022. The debt is secured by property of Alelo's subsidiary Alelo TLT, LLC.

• Creditor: Eugene Hale, Sr.
Amount Owed: $119,657.00
Interest Rate: 6.5%
Maturity Date: December 31, 2022
Secured by Alelo's intellectual property. Starting from 2016 to 2018, the Company received several loans from one of its shareholders, Eugene Hale, in the total aggregate amount of $700,000. No agreement was put in place for these loans. In 2018, $500,000 was converted to 724,638 shares of Preferred Stock, and the Company made a monthly interest of $2,000 on the remainder balance of $200,000.

• Creditor: W. Lewis Johnson
Amount Owed: $1,520,280.00
Interest Rate: 6.5%
Maturity Date: August 31, 2023
Secured by Alelo's intellectual property. The loan carries an interest rate of 6.5% per annum and

matures on August 31,2023. As of December 31, 2020, the loan has an outstanding balance of $1,520,280 and complete amount is classified as current.

• Creditor: R. Ann Johnson Estate
Amount Owed: $746,495.00
Interest Rate: 6.5%
Maturity Date: May 31, 2023
Secured by Alelo's intellectual property. As of December 31, 2020, this loan has an outstanding balance of $746,495 and complete amount is classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lewis Johnson
Lewis Johnson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: President and CEO
Dates of Service: January 03, 2006 - Present
Responsibilities: Leads company strategy, operations, research and development, and overall management of the business.

• Position: Chairman of the Board
Dates of Service: May 02, 2019 - Present
Responsibilities: Leadership of the Board of Directors.

• Position: Director
Dates of Service: December 03, 2006 - Present
Responsibilities: Fiduciary responsibility for the Company.

Name: Thomas Lyman Chun
Thomas Lyman Chun's current primary role is with Private investor. Thomas Lyman Chun currently services <1 hour per week hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: January 16, 2012 - Present
Responsibilities: Fiduciary responsibility for the Company.

Name: Richard Koffler
Richard Koffler's current primary role is with Syntouch, Inc.. Richard Koffler currently services <1 hours per week hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: January 16, 2012 - Present
Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:
• Employer: Syntouch, Inc.
Title: CEO
Dates of Service: May 01, 2019 - Present
Responsibilities: Overall management and strategy

Name: Karen Chiang
Karen Chiang's current primary role is with Independent consultant. Karen Chiang currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: January 18, 2018 - Present
Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:
• Employer: Pearson, Inc.
Title: VP Sales - Talent and Emerging Markets
Dates of Service: January 01, 2017 - February 01, 2018
Responsibilities: Oversee an in-market professional sales team of ~50 full time sales and operational and support personnel responsible for selling a full suite of assessment products to clinical psychologists, healthcare institutions, school districts, corporations and administrators.

Other business experience in the past three years:
• Employer: Alelo Inc.
Title: Advisory Board Member
Dates of Service: April 01, 2012 - January 18, 2018
Responsibilities: Advisor to the Company.

Name: Jay "Eli" Eisenberg
Jay "Eli" Eisenberg's current primary role is with Straight Line Management. Jay "Eli" Eisenberg currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Interim CFO & Consultant
Dates of Service: October 01, 2016 - Present
Responsibilities: Eli provides consulting services to the Company through his business, Straight Line Management. Eli's service also includes acting as interim CFO for the Company where he handles financial management.

Other business experience in the past three years:
• Employer: Straight Line Management
Title: Founder & CEO
Dates of Service: November 01, 1991 - Present
Responsibilities: Straight Line Management provides growing companies with senior-level expertise in finance, strategic planning, and business management on a part-time or project basis. Eli runs all business aspects as CEO.

Name: Cliff Kamida
Cliff Kamida's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
• Position: Vice President, Production
Dates of Service: December 01, 2011 - Present
Responsibilities: Management of operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Lewis Johnson
Amount and nature of Beneficial ownership: 7,267,310
Percent of class: 51.44

Title of class: Preferred Stock
Stockholder Name: Lewis Johnson
Amount and nature of Beneficial ownership: 545,363
Percent of class: 51.44

RELATED PARTY TRANSACTIONS

• Name of Entity: William Lewis Johnson
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: William Lewis Johnson, an owner, provided a loan to the company.
Material Terms: On July 31, 2019, the Company received a loan from one of its shareholder Lewis Johnson. The loan is listed under Debts and is classified as current.

• Name of Entity: R. Ann Johnson Estate
Names of 20% owners: William Lewis Johnson and Richard Lawrence Johnson
Relationship to Company: Estate of family member
Nature / amount of interest in the transaction: The company has a outstanding loan, listed above, which is classified as current.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company offered up to 1,550,724 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 12,461,691 outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote per share held.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Subject to preferences that may be granted to holders of our preferred stock, holders of shares of common stock ("Common Shares") are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors (the "Board") out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Shares will be a business decision to be made by the Board from time to time based upon the results of our operations, our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Shares may be restricted by law, loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, after the payment or setting aside for payment to the holders of our preferred stock, the entire remaining assets of the Company legally available for distribution shall be distributed pro-rata to the holders of our common stock in proportion to the number of Common Shares held by them.

Rights and Preferences

The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

The amount of security authorized is 12,000,000 with a total of 2,724,977 outstanding.

Voting Rights

Each holder of shares of our FlashSeed Preferred Stock ("Preferred Shares") is entitled to the number of votes equal to the number of Common Shares into which the Preferred Shares held by such holder could be converted as of the record date. The holders of Preferred Shares are entitled to vote on all matters on which the Common Shares are entitled to vote. Fractional votes are not, however, permitted and any fractional voting rights are disregarded.

Material Rights

Dividend Rights

In the event that dividends are paid on any Common Shares (other than dividends on Common Shares payable in additional shares of common stock), the Company shall pay a dividend on all outstanding Preferred Shares in a per share amount equal (on an as-if-converted-to-common-stock basis) to the amount paid or set aside for each Common Share.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, the holders of Preferred Shares are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Shares by reason of their ownership of such stock, an amount per share for each Preferred Share held by them equal to the greater of (i) liquidation preference for such Preferred Share and (ii) such amount per share as would have been payable had all Preferred Share been converted into Common Stock immediately prior to such liquidation event. If upon a liquidation event, the assets of the Company legally available for distribution to the holders of the Preferred Shares are insufficient to permit the payment to such holders of the full amounts specified in this section, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Preferred Shares in proportion to the full amounts they would otherwise be entitled to receive.

Rights and Preferences

The rights, preferences, and privileges of the holders of Preferred Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of our Preferred Stock that we may designate from time to time in the future.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could become unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have an additional patent pending. We believe the most valuable component of our intellectual property portfolio is our patents and their realization in software. Much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to AI-based training and assessment.

There are several potential competitors who are better positioned than we are to take the majority of the market.

We may compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They do not currently have products similar to Enskill, but they might attempt to do so. They might succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

Your rights to sell these securities are restricted.

These securities have not been registered under the Securities Act of 1933, as amended. These securities may not be offered, sold, or otherwise transferred, pledged, or hypothecated except as permitted under the Act and applicable state securities laws pursuant to registration or an exemption therefrom.

Our financial projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for the Company's products, that people think they are a better option than the competition and are priced at a level that allows the Company to make a profit and still attract business.

Creditors might demand payment of outstanding debts.

The Company has outstanding promissory notes requiring balloon payments when they fall due. It is possible that a creditor will refuse to renegotiate to renew these notes when they fall due and demand immediate payment, at which time the Company might be unable to comply.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

Alelo Inc.

By   /s/ *William Lewis Johnson*

Name: <u>Alelo Inc.</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, W. Lewis Johnson, the President and CEO of Alelo Inc. ("Alelo"), hereby certify that the financial statements of Alelo and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $468,448; taxable income of -$1,779,510 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 22nd of April, 2022.

W. Lewis Johnson  Digitally signed by W. Lewis Johnson
Date: 2022.04.22
13:48:42 -04'00'
_____ (Signature)

President and CEO (Title)

April 22, 2022 (Date)

Alelo, Inc.
Consolidated Balance Sheet
As of December 31, 2020

ASSETS

Total Current Assets	125,540.21
Total Other Assets	340,099.62
TOTAL ASSETS	**465,639.83**
LIABILITIES & EQUITY	
Total Current Liabilities	1,864,764.18
Total Long Term Liabilities	343,657.64
Total Liabilities	2,208,421.82
Retained Earnings	(3,350,287.86)
Total Equity	(1,742,781.99)
TOTAL LIABILITIES & EQUITY	**465,639.83**

Alelo, Inc.
Consolidated Income Statement
For Year Ending December 31,2020

Total Income	1,411,771.24
Total COGS	11,017.12
Gross Profit	1,400,754.12
Total Expense	2,133,915.16
Net Ordinary Income	(733,161.04)
Net Other Income	41,854.19
Net Income	**(691,306.85)**

Alelo Inc.
Combined Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Checking/Savings	
1003-01 · PayPal	1,264.78
1005-01 · Bank of the West	1,000.00
1007-01 · 1C Bank Checking	736.33
1001-02 · Petty Cash	23.00
1013-02 · Bank of the West Checking	989.00
1016-02 · 1C Bank Checking	22,830.71
Total Checking/Savings	26,843.82
Accounts Receivable	
1100-01 · Accounts Receivable	1,196.00
1100-02 · Accounts Receivable	213,078.01
Total Accounts Receivable	214,274.01
Other Current Assets	
1200-02 · Pre-paid expenses	10,210.71
Total Other Current Assets	10,210.71
Total Current Assets	251,328.54
Other Assets	
1700-01 · Intellectual Property	
1701-01 · Licenses	15,263.15
1702-01 · Patents	320,856.95
1703-01 · Trademarks	9,200.20
Total 1700-01 · Intellectual Property	345,320.30
1790-01 · Accumulated Amortization	-167,977.00
1750-02 · Capitalized Software Costs	127,012.28
Total Other Assets	304,355.58
TOTAL ASSETS	**555,684.12**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000-01 · Accounts Payable	9,081.00
2000-02 · Accounts Payable	415,320.78
Total Accounts Payable	424,401.78
Credit Cards	
2100-01 · American Express	87.94
2100-02 · BofA Visa Business Card	43,955.79
2103-02 · Union Bank Visa (6927)	40,879.60
2110-02 · Citibank Business Card	25,104.24
Total Credit Cards	110,027.57
Other Current Liabilities	
2500-01 · Unearned Revenue	200.00
2600-01 · Due to member	
2602-01 · Lewis Johnson CV (8,9,11,12,13)	1,520,279.75

Alelo Inc.
Combined Balance Sheet
As of December 31, 2021

	TOTAL
2603-01 · Eugene Hale CV (6)	119,656.65
2605-01 · R. Ann Johnson CV (10)	746,494.65
Total 2600-01 · Due to member	2,386,431.05
2400-02 · Accrued Gross Payroll	41,435.00
2405-02 · Accrued Vacation	95,451.46
2420-02 · Payroll Liabilities	
2421-02 · HSA Payable	-100.00
2422-02 · 401k Payable	13,984.62
2425-02 · Other Insurance Payable	360.70
2426-02 · Roth Payable	2,517.51
Total 2420-02 · Payroll Liabilities	16,762.83
2620-02 · PPP Loan	210,400.00
Total Other Current Liabilities	2,750,680.34
Total Current Liabilities	3,285,109.69
Long Term Liabilities	
EIDL Loan	499,900.00
2703-02 · Bank of the West Restructure	55,028.74
Total Long Term Liabilities	554,928.74
Total Liabilities	3,840,038.43
Equity	
3000-01 · Common Stock	
3000-01 · Common Stock - Other	540,957.11
Total 3000-01 · Common Stock	540,957.11
3200-01 · Preferred Stock	1,950,230.82
3999-01 · Retained Earnings	-1,109,622.17
Net Income	-1,779,510.20
3500-02 · Alelo Equity	
3502-02 · Alelo Investments	45,562.67
Total 3500-02 · Alelo Equity	45,562.67
3999-02 · Retained Earnings	-2,931,972.54
Total Equity	-3,284,354.31
TOTAL LIABILITIES & EQUITY	**555,684.12**

Alelo Inc.
Combined Profit And Loss
January through December 2021

	TOTAL
Ordinary Income/Expense	
Income	
4010-01 · Services	200.00
4030-01 · License Sales	2,483.21
4070-01 · Donations	5,396.83
4010-02 · Government Revenue	320,639.36
4020-02 · Commercial Revenue	139,728.30
Total Income	468,447.70
Cost of Goods Sold	
5000-01 · Direct Costs	
5015-01 · Direct Contractor	155.16
Total 5000-01 · Direct Costs	155.16
Total COGS	155.16
Gross Profit	468,292.54
Expense	
6500-01 · Business Development	
6510-01 · BD Contractor	66,248.55
6514-01 · BD Other	50,241.13
6700-01 · Bid & Proposal	
6715-01 · B&P Contractor	11,110.13
Total 6700-01 · Bid & Proposal	11,110.13
Total 6500-01 · Business Development	127,599.81
7000-01 · G&A Expense	
7015-01 · Fees	
7016-01 · Bank	436.60
7021-01 · Late Fees	35.00
7015-01 · Fees - Other	54.87
Total 7015-01 · Fees	526.47
7030-01 · Business License	128.81
7046-01 · Amortization	14,607.00
7050-01 · Dues, Fees & Memberships	5,004.88
Total 7000-01 · G&A Expense	20,267.16
7500-01 · R&D Expense	
7515-01 · R&D Contractor	91,722.80
Total 7500-01 · R&D Expense	91,722.80
9510-01 · Interest Expense	111,658.78
5000-02 · Direct Costs	
5005-02 · Direct Labor	255,856.66
5010-02 · Direct Travel	806.13
5015-02 · Direct Contractor	76,040.75
5020-02 · Direct Other	2,544.64
Total 5000-02 · Direct Costs	335,248.18
6000-02 · Overhead Expense	
6005-02 · Overhead Labor	146,490.56
6006-02 · Overhead Travel	1,118.06
6025-02 · Business Insurance	27,811.58

Alelo Inc.
Combined Profit And Loss
January through December 2021

	TOTAL
6035-02 · Computer Supplies & Software	1,498.09
6050-02 · Dues, Fees & Memberships	10,156.31
6065-02 · Internet & Computing Services	32,694.95
6075-02 · Moving Expense	9,984.01
6080-02 · Office Supplies	1,253.72
6085-02 · Outside Services	22.40
6090-02 · Parking Validation	43.72
6095-02 · Photos/Media	1,990.00
6100-02 · Postage & Delivery	521.21
6105-02 · Printing & Reproduction	29.71
6110-02 · Recruiting & Relocation	1,392.00
6115-02 · Rent	126,752.37
6120-02 · Telephone	8,815.86
6125-02 · OH Training	
6126-02 · OH Training Labor	0.00
6131-02 · OH Training Other	29.00
6125-02 · OH Training - Other	500.00
Total 6125-02 · OH Training	529.00
6129-02 · Meals	110.00
6135-02 · Utilities	0.00
6300-02 · Overhead Fringe	
6305-02 · 401K	16,853.71
6310-02 · Employee Insurance	83,639.21
6315-02 · Employee Morale	309.87
6320-02 · Employee Parking	1,680.80
6325-02 · Payroll Taxes	36,721.47
6330-02 · Paid Leave	
6331-02 · Vacation Leave	23,706.59
6332-02 · Sick Leave	10,438.35
6333-02 · Holiday Leave	25,376.82
6334-02 · Other Leave	71.75
Total 6330-02 · Paid Leave	59,593.51
6350-02 · Worker's Compensation	7,312.17
Total 6300-02 · Overhead Fringe	206,110.74
6500-02 · Business Development	
6505-02 · BD Labor	10,570.09
6506-02 · BD Travel	3,094.37
6510-02 · BD Contractor	430.00
6514-02 · BD Other	10,561.01
6800-02 · BD Fringe	
6805-02 · 401K	1,288.00
6810-02 · Employee Insurance	0.00
6825-02 · Payroll Taxes	3,094.85
6830-02 · Paid Leave	
6831-02 · Vacation Leave	1,136.82
6832-02 · Sick Leave	645.53

	TOTAL
6833-02 · Holiday Leave	1,768.63
Total 6830-02 · Paid Leave	3,550.98
Total 6800-02 · BD Fringe	7,933.83
Total 6500-02 · Business Development	32,589.30
Total 6000-02 · Overhead Expense	609,913.59
7000-02 · G&A Expense	
6700-02 · Bid & Proposal	
6705-02 · B&P Labor	22,243.33
6710-02 · B&P Travel	500.00
Total 6700-02 · Bid & Proposal	22,743.33
7005-02 · G&A Labor	72,081.67
7006-02 · G&A Travel	84.00
7010-02 · Accounting & Legal	18,182.12
7015-02 · Fees	
7016-02 · Bank	3,328.75
7017-02 · 401K	3,025.00
7018-02 · Credit Card Processing	145.00
7019-02 · Payroll Processing	2,284.00
Total 7015-02 · Fees	8,782.75
7025-02 · Business Insurance	7,869.55
7030-02 · Business License	1,552.89
7035-02 · Computer Supplies & Software	4,619.96
7040-02 · G&A Contractor	204,172.61
7050-02 · Dues, Fees & Memberships	3,883.33
7065-02 · Internet & Computing Services	6,814.91
7080-02 · Office Supplies	41.34
7085-02 · Outside Services	125.60
7096-02 · Tax	
7097-02 · Property	184.05
Total 7096-02 · Tax	184.05
7100-02 · Postage & Delivery	0.00
7105-02 · Printing & Reproduction	0.00
7110-02 · Recruiting & Relocation	348.00
7115-02 · Rent	31,688.04
7120-02 · Telephone	1,762.15
7129-02 · Meals	0.00
7135-02 · Utilities	0.00
7300-02 · G&A Fringe	
7305-02 · 401K	2,717.26
7310-02 · Employee Insurance	36,120.48
7315-02 · Employee Morale	0.00
7320-02 · Employee Parking	420.20
7325-02 · Payroll Taxes	6,793.20
7330-02 · Paid Leave	
7331-02 · Vacation Leave	4,137.52
7332-02 · Sick Leave	1,639.55

	TOTAL
7333-02 · Holiday Leave	4,199.76
7334-02 · Other Leave	0.00
Total 7330-02 · Paid Leave	9,976.83
7350-02 · Worker's Compensation	1,828.08
Total 7300-02 · G&A Fringe	57,856.05
7500-02 · IR&D Expense	
7505-02 · IR&D Labor	325,046.84
7510-02 · IR&D Travel	219.11
7515-02 · IR&D Contractor	10,654.00
7520-02 · IR&D Other	3,351.19
7800-02 · IR&D Fringe	
7805-02 · 401K	12,445.96
7810-02 · Employee Insurance	0.00
7825-02 · Payroll Taxes	31,011.24
7830-02 · Paid Leave	
7831-02 · Vacation Leave	18,150.38
7832-02 · Sick Leave	6,159.09
7833-02 · Holiday Leave	15,905.46
7834-02 · Other Leave	0.00
Total 7830-02 · Paid Leave	40,214.93
Total 7800-02 · IR&D Fringe	83,672.13
Total 7500-02 · IR&D Expense	422,943.27
Total 7000-02 · G&A Expense	865,735.62
8000-02 · Fringe Expense	
8005-02 · 401K	0.00
8010-02 · Employee Insurance	0.00
8015-02 · Employee Morale	0.00
8020-02 · Employee Parking	0.00
8025-02 · Payroll Taxes	0.00
8030-02 · Paid Leave	
8031-02 · Vacation Leave	-2,106.00
8032-02 · Sick Leave	0.00
8033-02 · Holiday Leave	0.00
8034-02 · Other Leave	0.00
Total 8030-02 · Paid Leave	-2,106.00
8050-02 · Worker's Compensation	22.51
Total 8000-02 · Fringe Expense	-2,083.49
8500-02 · Service Center Expense	
8525-02 · Business Insurance	0.00
8535-02 · Computer Supplies & Software	0.00
8550-02 · Dues, Fees & Memberships	0.00
8565-02 · Internet & Computing Services	0.00
8580-02 · Office Supplies	0.00
8585-02 · Outside Services	0.00
8600-02 · Postage & Delivery	0.00
8605-02 · Printing & Reproduction	0.00

	TOTAL
8610-02 · Recruiting & Relocation	0.00
8615-02 · Rent	0.00
8620-02 · Telephone	0.00
8629-02 · Meals	0.00
8635-02 · Utilities	0.00
Total 8500-02 · Service Center Expense	0.00
9900-02 · Unallowable Expense	
9510-02 · Interest Expense	7,117.32
9925-02 · Late Fees/Penalties	157.00
Total 9900-02 · Unallowable Expense	7,274.32
Total Expense	2,167,336.77
Net Ordinary Income	-1,699,044.23
Other Income/Expense	
Other Income	
9000-01 · Other Income	100,000.00
9001-01 · Interest Income	21.06
9000-02 · Other Income	0.82
9001-02 · Interest Income	1.25
Total Other Income	100,023.13
Other Expense	
9600-01 · Crowdfunding Expenses	180,489.10
Total Other Expense	180,489.10
Net Other Income	-80,465.97
Net Income	**-1,779,510.20**

CERTIFICATION

I, William Lewis Johnson, Principal Executive Officer of Alelo Inc., hereby certify that the financial statements of Alelo Inc. included in this Report are true and complete in all material respects.

William Lewis Johnson

CEO